UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 37613

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/01/21___ AND ENDING ___06/30/22___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __First Western Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__669 Airport Freeway, Ste 409_____
                                            (No. and Street)

__Hurst__	__Texas__	__76053__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Craig Kilpatrick__	__(817) 553-1492__	__ckilpatrick@firstwesternsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Phillip V. George, PLLC_____
              (Name – if individual, state last, first, and middle name)

__5179 CR 1026__	__Celeste__	__Texas__	__75423__
(Address)	(City)	(State)	(Zip Code)

__02/24/2009__	__3366__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randal E. Ferguson _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Western Securities, Inc. _____ , as of 6/30 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ROCHELLE M. KNIGHT
My Notary ID # 124370876
Expires October 22, 2022

Notary Public

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST WESTERN SECURITIES, INC.

FINANCIAL REPORT

JUNE 30, 2022

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2022



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Western Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Western Securities, Inc.'s management. Our responsibility is to express an opinion on First Western Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Western Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Western Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Western Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as First Western Securities, Inc.'s auditor since 2019.

Celeste, Texas
September 2, 2022

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Cash	$	132,542		
Commissions receivable		109,597		
Related party receivable		16,026		
Prepaid federal income taxes		4,538		
Clearing deposit		75,000		
Right-of-use asset		133,969		
TOTAL ASSETS			$	471,672

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	133,115		
Accounts payable		6,484		
Lease liability		133,969		
Total Liabilities			$	273,568
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		78,639		
Retained earnings		110,568		
Total Stockholders' Equity				198,104
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	471,672

The accompanying notes are an integral part of these financial statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2022

REVENUES

Securities commissions	$ 296,206	
Insurance commissions	1,136,807	
Mutual fund commissions	609,379	
Investment advisory fees	507,654	
Total Revenues		$ 2,550,046

EXPENSES

Compensation and related costs	2,146,532	
Clearing charges	105,694	
Occupancy	88,254	
Technology and communication	125,795	
Regulatory fees and expenses	9,470	
Professional fees	31,737	
Other expenses	26,932	
Total Expenses		2,534,414

INCOME BEFORE FEDERAL INCOME TAX 15,632

PROVISION FOR FEDERAL INCOME TAX - CURRENT 3,439

NET INCOME $ 12,193

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCES - July 1, 2021	$ 8,897	$ 78,639	$ 185,375	$ 272,911
Net income	-	-	12,193	12,193
Dividends paid	-	-	(87,000)	(87,000)
BALANCES - June 30, 2022	$ 8,897	$ 78,639	$ 110,568	$ 198,104

The accompanying notes are an integral part of these financial statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 12,193	
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	(12,956)	
Prepaid federal income taxes	(4,538)	
Clearing deposit	(1,592)	
Related party receivable	33,792	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	1,765	
Accounts payable	2,092	
Federal income taxes payable	(5,424)	
Net Cash Provided by Operating Activities		$ 25,332
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(87,000)
CASH - Beginning of Year		194,210
CASH - End of Year		$ 132,542

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Income taxes	$ 13,340
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in 1987. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company is an independent full-service broker-dealer and investment advisor. The Company's operations consist primarily of providing securities brokerage, insurance brokerage and management and investment advisory services to individuals located primarily in Texas and Oklahoma.

In January 1999, the Company's shareholders entered into a Trust Agreement for the purpose of concentrating the vote of their shares into a clear and definite policy of management under the discretion of the Trustee, who is also the Company's majority shareholder.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP). Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements.

The Company is also subject to state income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and quarterly in advance. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LEASES

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE 3 – CLEARING DEPOSIT

The Company has a clearing agreement with First Clearing, a trade name of Wells Fargo Clearing Services, LLC, a national clearing broker-dealer, to provide clearing, execution, and other related securities services. There is a minimum clearing and execution fee of $60,000 per year. The agreement also requires the Company to maintain a minimum of $50,000 in a deposit account with the clearing broker-dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $177,540 which was $127,540 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital ratio was 0.79 to 1.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2022, the Company elected to make a discretionary contribution of $21,000.

NOTE 6 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing-broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commission receivables and a clearing deposit held by and due from its clearing broker-dealer of $35,109 and $75,000, respectively, totaling $110,109, or approximately 23% of total assets as June 30, 2022.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

The Company leases office space under a noncancelable operating lease through March 2024. The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of June 30, 2022:

Operating Lease	
Right-of-use-asset	$ 133,969
Lease liability	$ 133,969

The discount rate used on the operating lease was 5.5%.

The maturities of the lease liability as of June 30, 2022, were as follows:

Year Ending June 30:	
2023	$ 80,108
2024	60,742
Thereafter	-
Total lease payments	140,850
Less: interest	(6,881)
Present value of lease liability	$ 133,969

Operating lease expense totaled $87,714 for the year ended June 30, 2022, and is reflected in the accompany statement of income as occupancy and equipment.

CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has a receivable from the majority shareholder of $16,026 at June 30, 2022. The amount is unsecured, non-interest bearing and due on demand.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events subsequent to June 30, 2022, and through September 2, 2022, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2022.

FIRST WESTERN SECURITIES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5
JUNE 30, 2022

Computation of Net Capital

Total stockholders' equity	$	198,104
Deductions and/or Charges		
Non-allowable assets:		
Prepaid federal income taxes		4,538
Related party receivable		16,026
Total Deductions and/or Charges		20,564
Net Capital	$	177,540

Aggregate Indebtedness

Commissions and wages payable	$	133,115
Accounts payable		6,484
Total Aggregate Indebtedness	$	139,599

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	127,540
Ratio of aggregate indebtedness to net capital		0.79 to 1

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	183,314
Increase in related party receivable		5,618
Decrease in prepaid federal income taxes		(1,235)
Increase in deduction for non-allowable assets		(10,156)
Rounding		(1)
Net capital as computed above	$	177,540

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Western Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which First Western Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) First Western Securities, Inc. stated that First Western Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Western Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Western Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 2, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

First Western Securities, Inc.

669 Airport Freeway, Suite 409, Hurst, TX 76053
817-553-1492 Direct / 817-553-2695 Fax
800-327-1279 Toll Free
Sound financial guidance since 1987.

Exemption Report

First Western Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Western Securities, Inc.

I, Randal E. Ferguson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Randal E. Ferguson
President
August 31, 2022